UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.    Eagleford Energy Inc. News Release as filed on SEDAR on February 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina Title: President

Item 1

For immediate release

Eagleford Energy Commences 3rd Well on its Murphy Lease in Zavala County, Texas

Toronto, Canada February 21, 2012 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that the Company’s wholly owned subsidiary, Dyami Energy LLC has commenced drilling the Murphy/Dyami #3, on its Murphy Lease comprising 2,637 acres of land in Zavala County, Texas. This marks the third well drilled on the lease with the previous two wells encountering the Eagle Ford shale formation at expected target depth. Data from the previous two wells drilled indicates that the Murphy Lease sits atop Serpentine plugs with multi-stacked formations such as the Escondido, Olmos, San Miguel, Anacacho, Austin Chalk, Eagle Ford shale, Buda and the Georgetown formations prospective to host hydrocarbons.

A. L. “Buddy” Dawsey, of Dawsey Operating LLC., a Texas based operating company drilling the Murphy well for the Company, stated, “We have several stacked targets on the Murphy lease. Total organic content, permeability and porosity from the previous two wells drilled indicate that the Eagle Ford formation on the Murphy Lease held by Dyami Energy has the petro-physical attributes of commercially productive wells in the oil window of this play.”

The Company’s Murphy Lease is situated in northeast Zavala County, Texas, and is part of the Maverick Basin of Southwest Texas, downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the “oil window” of the present Eagle Ford shale play and data derived from cores of the two prior Murphy wells demonstrates this lease to be in this oil window.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 877-723-5542

Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 44.7 million shares issued and outstanding in the capital of the Company.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244